SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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       In the Matter of         :
                                       CERTIFICATE
    New Century Energies, Inc.  :
                                            OF
       File No. 70-9005         :
                                       NOTIFICATION
(Public Utility Holding Company :
Act of 1935)
                                :
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     This Certificate of Notification is filed by New Century Energies, Inc.
("NCE"), a Delaware corporation in connection with its Form U-1 Application/Declaration (File No. 70-9005), as amended, filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requesting authority, among other things, to implement a stockholders rights plan (the "Plan") and enter into a related Rights Agreement between NCE and The Bank of New York, as Agent, dated as of August 1, 1997 (the "Agreement"). Pursuant to the Plan, the board of directors of NCE declared a dividend distribution of one right ("Right") for each outstanding share of common stock, $1.00 par value per share, of NCE ("Common Stock") to stockholders of record at the close of business on July 31, 1997. In addition, each holder of a share of Common Stock issued after the record date is similarly entitled to receive one Right for each such share. Each Right initially (i) entitles the holder to purchase from NCE one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") at a price of $100, subject to adjustment, (ii) is evidenced by the certificates for shares of Common Stock and (iii) is only transferable with the Common Stock. A certificate of designation setting forth the voting power, designation, preferences, rights and qualifications of the Preferred Stock was filed in Delaware on August 1, 1997.

     The Rights Agreement, as executed, is incorporated as an Exhibit hereto.

     The foregoing transactions as described above and in the Application-Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration, and the Order issued by the Securities and Exchange Commission with respect thereto on August 1, 1997.


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                                S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                  New Century Energies, Inc.



                                  By: /s/ Richard C. Kelly
                                      ----------------------------
                                      Richard C. Kelly
                                      Senior Vice President -
                                      Finance, Treasurer and
                                      Chief Financial Officer

Dated:  August 8, 1997

                                  EXHIBIT INDEX


Exhibit                                                        Transmission
Number                         Exhibit                             Method

1           Past-Tense Opinion of Counsel (Exhibit F-2         Electronic
            to the Application-Declaration)

2           Rights Agreement between NCE and The Bank of       By Reference
            New York dated as of August 1, 1997 which is filed as an Exhibit to NCE's Current Report on Form 8-K dated August 1, 1997 (File
            No. 1-12927) and incorporated herein by
            reference